Form N-SAR,
Sub-Item 77I
Terms of new or amended securities


Nuveen Connecticut Premium Income Municipal Fund

811-7606

The preferred class of the registrants
securities have been materially modified, as stated in each of the Appendices establishing additional Series of MuniTerm Preferred
Shares.  A copy of such appendices are
attached in this Funds N-SAR filing under Sub-Item 77Q1(a).